

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
David Holloway
Chief Financial Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, Texas 77027

> **Re:** **Prosperity Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2104**
> **File No. 001-35388**

Dear Mr. Holloway:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1. We note your table of the allowance for credit losses and other loan portfolio data. We also note that your loan portfolio continues to grow in large part due to acquisitions as summarized on page 47. Please tell us and revise your future filings to address the following:

   - You state on page 53 that as of December 31, 2013 and 2012, no allowance was required for acquired loans not deemed credit-impaired and also that no impairment charges or related allowances were required in 2013 or 2012 for your acquired PCI loans. As a result of the significance of your acquired loan portfolio with no corresponding allowance for credit losses for any period presented, please enhance the relevant sections of your MD&A disclosures to disaggregate your allowance for credit losses and related asset quality disclosures differentiating between your acquired loan portfolio for all periods presented and your originated loan portfolio. Given the number of acquisitions in the last two fiscal years and the difference in size of each consider disaggregating some of these disclosures by acquisition.

- As a related matter, please revise future filings to more fully disclose how changes in the credit quality of your originated loan portfolio are reflected in the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end as we only note brief disclosure on page 43. For example, please explain how the increase in your provision for loan losses by 183% in 2013 compared to 2012 compared to organic loan growth of 5.6% as disclosed on page 47. Your analysis should quantify each loan portfolio component of your allowance for loan losses (ASC 310-10, 450-20) and explain how incremental credit quality changes are reflected.

    Please provide us with your proposed disclosures as of June 30, 2014 and December 31, 2013.

Note 2. Acquisitions, page 85

2. We note your acquired PCI loan disclosure on page 87 and that the information appears to be presented only for the 2013 acquisitions. ASC 310-30-50 requires certain disclosures, like outstanding balance and related carrying amount, for all acquired loans, not just those acquired during the period. Please revise your future filings to include the applicable disclosures for all acquisitions and consider providing disaggregated disclosures for significant acquisitions given the number of acquisitions in the last two years.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant